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SEC FILE NUMBER
8-69427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Adventix Global Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Motor Parkway, Suite 401
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClean	516 680 6630	dmcclean@dmacgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Ind. Area, Main Ring Road	New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Adventix Global Markets LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas County of Hays

Edward Rico
ID NUMBER
1226750-2
COMMISSION EXPIRES
March 8, 2025

Signature: David Edward McClean

Title:
Chief Financial Officer and Financial and Operations Principal

Notary Public

Sworn to and subscribed before me on 04/05/2024 by David Edward McClean.
Electronically signed and notarized online using the Proof platform.

Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Adventix Global Markets LLC

(Formerly known as Angel Island Capital Services, LLC)
(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the members of Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC)

Opinion on Financial statements

We have audited the accompanying statement of financial condition of Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC) (the "Company") as of December 31, 2023 and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this uncertainty are also described in the Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting

principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022.

New Delhi, India
April 09, 2024

ADVENTIX GLOBAL MARKET LLC

(Formerly known as Angel Island Capital Services, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		**Amounts $**
Cash	$	140,619
Accounts Receivable	$	5,500
Other Assets	$	-
Total Current Assets	**$**	**146,119**
LIABILITY AND MEMBER'S EQUITY		
Liabilities:		
Accounts Payable and accrued expense	$	16,100
Total Liabilities	**$**	**16,100**
Member's Equity	$	130,419
Total Liability And Member'S Equity	**$**	**146,519**

The accompanying notes are an integral part of these financial statements.

ADVENTIX GLOBAL MARKET LLC

(Formerly known as Angel Island Capital Services, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Income	
Fee income- Affiliates	$ 5,000
Miscellaneous Income	$ 5,500
Total Income	**$ 10,500**
Expenses	
Occupancy	$ 3,500
Office Expenses	$ 2,500
Bank charges and fees	$ 94
Professional Fees	$ 38,276
Regulatory Fees	$ 4,320
State Filing fees	$ 759
Other Miscellaneous Expense	$ 5,502
Total Expenses	**$ 54,951**
Loss from operations	**$** (44,451)
State Taxes- CA	$ 800
Total Income	**$ (45,251)**

The accompanying notes are an integral part of these financial statements.

ADVENTIX GLOBAL MARKET LLC
(Formerly known as Angel Island Capital Services, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2023

Balance - January 1, 2023	$	(24,730)
Contributions		200,000
Deductions		-
Net loss		(45,251)
Balance - December 31, 2023	$	130,019

The accompanying notes are an integral part of these financial statements.

ADVENTIX GLOBAL MARKET LLC

(Formerly known as Angel Island Capital Services, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Particulars		**Amounts $**
Cash Flows from Operating Activities		
Net Income	$	(45,251)
Adjustments:		
Working Capital Adjustments:		
Increase in Accounts receivable	$	(5,500)
Decrease in Accounts Payable	$	(8,630)
Net cash used in operating activities	**$**	**(59,381)**
Cash flows from Investing Activities		
	$	-
Net cash provided by investing activities	**$**	**-**
Cash flows from Financing Activities		
Equity- ICON Capital Holdings		200,000
Net cash provided by financing activities	**$**	**200,000**
Net increase (decrease) in cash for the period	$	140,619
Cash at beginning of the period	**$**	**-**
Cash at the end of period	**$**	**140,619**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements December 31, 2023

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Adventix Global Markets LLC, (formerly known as "Angel Island Capital Services, LLC) (the "Company") is a wholly-owned subsidiary of ICON Capital Holdings, LLC (formerly wholly-owned by Angel Island Operations Holdings 2, LP) (the "Parent"). The Company was organized on December 26, 2013 as a Delaware limited liability company. On February 4, 2023, it changed its name to its current name in its state of domicile. The Company is a registered broker-dealer, effective as of February 10, 2015 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act, 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions. On December 11, 2022, ICON Capital Holdings, LLC acquired the membership interests held by Angel Island Operations Holdings 2, LP, pursuant to a successful Continuing Membership Application ("CMA") process with FINRA. As a condition of the acquisition, all liabilities prior to the acquisition were paid and all capital (cash and cash equivalents) that remained in the Company's bank and brokerage accounts was returned to Angel Island Operations Holdings 2, LP. ICON Capital Holdings, LLC, as of the closing, disregarded any accounts maintained by the Company as the property of Angel Island Operations Holdings 2, LP.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2023.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. GOING CONCERN

Notwithstanding the capital position and recurring operating losses of the Company as of the end of fiscal year ended 2023, the Company will continue for the foreseeable future and it is not the intention to, nor is there the need to, liquidate the Company or cease operations. The parent of the Company will infuse any needed capital for the start of actual operations. See Section 6, "Subsequent Events."

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentration of risk

The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2023. For the year ended December 31, 2023, the Company accrued $800 in California state related taxes. The California state related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California.

Uncertain tax positions

In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Revenue recognition
In accordance with ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC Topic 606”) revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company’s progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the “transaction price”). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company’s revenues from contracts with customers are related to regulated broker dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company’s performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. The Parent charges a fee for certain typical office services, including office space, in its office located in Newport Beach, California. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2023, Parent charged the Company $500 per month for such expenses, a portion of which remained unpaid as of year-end. In addition, the company entered into a commission sharing arrangement with an affiliated broker-dealer, ICON Capital Group, LLC, whereby it earned $5,500. Other related party transactions during the year involved the payment of certain expenses, reimbursements:

Amount (Paid)/Received:

Transaction done with	Nature of Transaction	Net Amount ($)
ICON Capital Holdings	Paid to Parent in Single Transaction on 07/14/2023	(22,000)
ICON Capital Holdings	Equity - ICON Capital Holdings- Contribution	200,000

(Income)/Expense:

Transaction done with	Nature of Transaction	Net Amount ($)
ICON Capital Group BD	Fee Income - Affiliates	(5,000)
ICON Capital Group BD	Miscellaneous Income	(5,500)
ICON Capital Holdings	Occupancy	3,500
ICON Capital Holdings	Office Expenses	2,500
DMA	Professional Fees- DMA	9,946
ICON Capital Holdings	Professional Fees - ICON	6,000
ICON Capital Holdings	FINRA Expense	1,455

5. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations and the Company believes that there was no significant impact of ASUs which needs to be separately disclosed in the notes to accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $124,519, which was above the required minimum net capital of $100,000 by $24,519. Aggregate indebtedness at December 31, 2023 totaled $16,100. The Company’s percentage of aggregate indebtedness to net capital was 12.93%.

7. SUBSEQUENT EVENTS

In February 2024, all of the Company's membership interest were sold by ICON Capital Holdings, LLC to Ardent Financial Limited, a securities brokerage based in the United Kingdom and regulated by the United Kingdom's Financial Conduct Authority (Ardent's registration number with the Financial Conduct Authority is 92084). Management of the Company has evaluated this and other events and transactions that have occurred since December 31, 2023, through April 8, 2024, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statements.

ADVENTIX GLOBAL MARKET LLC

(Formerly known as Angel Island Capital Services, LLC)

(A Limited Liability Company)

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

ADVENTIX GLOBAL MARKET LLC

(Formerly known as Angel Island Capital Services, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 of THE SECURITIES AND EXCHANGE ACT

December 31, 2023

Schedule I

Computation of Net Capital

(a) Total member's equity	$	130,019
Deductions and/or charges:		
Ownership Equity Non-Allowable	$	-
Other Non-allowable assets	$	5,500
(b) Total deductions and/or charges	$	5,500
(c) Haircuts on Securities	$	-
Net Allowable Capital [a-(b+c)]	**$**	124,519

Computation of Net Capital Requirement:

Computation of basic net capital requirement: Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness $16,100	$	1,073
Statutory minimum net capital requirement	$	100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	100,000
Excess net capital	**$**	24,519
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of required Net Capital)	**$**	4,519

Computation of Aggregate indebtness:

Total Aggregate Indebtedness	$	16,100
Percentage of Aggregate Indebtedness to Net Capital		12.93%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. No reconciliation is necessary.

OTHER INFORMATION
DECEMBER 31, 2023

Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the members of Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC)

We have reviewed management statement, included in the accompanying Adventix Global Markets LLC's (Formerly known as Angel Island Capital Services, LLC) Exemption Report, in which

(1) Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions")

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 09, 2024

EXEMPTION REPORT

Adventix Global Markets LLC (formerly, “Angel Island Capital Services, LLC”) (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
b. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k) for the year ended December 31, 2023 without exception.

I, A. John Calicchio, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer and

General Securities Principal

April 8, 2024

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the members of Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Adventix Global Markets LLC (Formerly known as Angel Island Capital Services, LLC) (the "Company") as of December 31, 2023 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this uncertainty are also described in the Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022.

New Delhi, India
April 09, 2024